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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)


                             SoftNet Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    833964109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)

CUSIP No. 833964109                  13G                   Page  2  of  6  Pages

Eurocredit Investments, Ltd. and Richard C.W. Mauran
00-000000
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Eurocredit Investments, Ltd. is a Maltese corporation and
Mr. Mauran is a Canadian citizen.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    709,128 total shares consisting of 268,007 shares of
                    Common Stock and 436,121 shares of Common Stock issuable
   SHARES           upon conversion of Convertible Notes
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          Not Applicable
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    709,128 total shares consisting of 268,007 shares of
 REPORTING          Common Stock and 436,121 shares of Common Stock issuable
                    upon conversion of Convertible Notes
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            Not Applicable
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     709,128 total shares consisting of 268,007 shares of
     Common Stock and 436,121 shares of Common Stock issuable
     upon conversion of Convertible Notes
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.2% as of November 9, 1998

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IV, IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109                   13G                     Page  3 of 6 Pages

________________________________________________________________________________
Item 1(a).  Name of Issuer:

SoftNet Systems, Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

520 Logue Avenue
Mountain View, CA 94043

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

This statement is filed on behalf of Eurocredit Investments, Ltd. and Richard C.W. Mauran.
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

Eurocredit Investments, Ltd.'s and Richard C.W. Mauran's business address is 47 Eaton Pl, Flat A, London SWI, England.
____________________________________________________________________________
Item 2(c).  Citizenship:

Eurocredit Investments, Ltd. is a Maltese corporation. Mr. Mauran is a Canadian citizen and the sole shareholder of Eurocredit Investments, Ltd.
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, par value $.01 per share

________________________________________________________________________________
Item 2(e).  CUSIP Number:

833964109

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [x]

CUSIP No.    833964109                13G                    Page  4 of  6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          709,128 total shares consisting of 268,007 shares of Common Stock and 436,121 shares of Common Stock issuable upon conversion of Convertible Notes.

     (b)  Percent of class:

          8.2% a of November 9, 1998.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

          709,128 total shares consisting of 268,007 shares of Common Stock and 436,121 shares of Common Stock issuable upon conversion of Convertible Notes.

          (ii)  Shared power to vote or to direct the vote                     ,

          Not Applicable

          (iii) Sole power to dispose or to direct the disposition of          ,

          709,128 total shares consisting of 268,007 shares of Common Stock and 436,121 shares of Common Stock issuable upon conversion of Convertible Notes.

          (iv)  Shared power to dispose or to direct the disposition of

          Not Applicable

CUSIP No.    833964109                13G                    Page  5 of  6 Pages


________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

          Not Applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

          Not Applicable

________________________________________________________________________________
Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 1998


                                              /s/ Richard C.W. Mauran
                                              ----------------------------------
                                              Eurocredit Investments, Ltd.
                                              By:    Richard C.W. Mauran
                                              Its:   President




                                              /s/ Richard C.W. Mauran
                                              ----------------------------------
                                              Richard C. W. Mauran